Exhibit 2.1

VISION GLOBAL SOLUTIONS, INC.

November 3, 2009

To The Board of Directors:

Please accept this letter as my resignation from the Board of Directors and the position  of Chief Executive Officer, President, Secretary and Treasurer of Vision Global Solutions, Inc. effective this date.

My resignation from the Board of Directors and as an Officer is not related to any disagreement with the Company, the Board of Directors, or management, nor to any matter relating to the Company’s policies or practices.

/s/ John Kinney
John Kinney

20400 Stevens Creek Blvd., Suite 700

Cupertino, CA  95014

408-873-0400